Hall Tees, Inc.

7405 Armstrong

Rowlett, Texas 75088

January 17, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Ruairi Regan

Division of Corporate Finance

RE:         Hall Tees, Inc.

Withdrawal of Registration Statement on Form S-4

Filed on June 19, 2013 with the last Amendment filed on October 9, 2013

File No. 333-189431

Ladies and Gentlemen:

On behalf of Hall Tees, Inc., a Nevada corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-4, together with all exhibits and amendments thereto (File No. 333-189431), as initially filed with the Securities and Exchange Commission (“Commission”) on June 19, 2013 (“Registration Statement”) be withdrawn effective immediately. The Registration Statement has not been declared effective and none of the Company's securities have been issued or exchanged pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Robert Webster of Fitzpatrick Haygood Smith & Uhl, LLP, via email at rwebster@fhsulaw.com or via facsimile at (214) 237-0901.

Should you have any questions regarding this request for withdrawal, please contact Robert Webster of Fitzpatrick Haygood Smith & Uhl LLP by telephone at (214) 237-0900.

Very truly yours,

/s/ William Lewis

William Lewis

Chief Executive Officer